Exhibit 99.1

JA Solar Announces Results of 2016 Annual General Meeting

BEIJING, June 16, 2016(GLOBENEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or “JA”), one of the world’s largest manufacturers of high-performance solar power products, today announced the results of its Annual General Meeting of shareholders held on June 15, 2016 in Shanghai, China.

Each of the matters submitted for shareholder approval at the meeting was approved. Specifically, the shareholders passed resolutions approving:

•                  The audited financial statements and the Reports of the Chairman and Chief Executive Officer for the year ended December 31, 2015;

•                  The re-election of Yuwen Zhao as a director of the Company; and

•                  The re-election of Shaohua Jia as a director of the Company.

Further information can be found in the “Notice of Annual General Meeting of Shareholders,” which is available via the “AGM Summary” link in the “Events & Presentations” section of the Company’s investor relations website at http://investors.jasolar.com.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 4.0 GW of solar power products in 2015. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia.

For more information, please visit www.jasolar.com.

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Ralph Fong

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